

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

GAMCO Asset Management Inc.

February 20, 2009

Via Fax and Overnight Delivery

Kevin C. Gallagher
Vice President and Corporate Secretary
Telephone and Data Systems, Inc.
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602

Re: Notice of Intent to Nominate Directors at the Company's 2009 Annual Meeting of Shareholders

Dear Mr. Gallagher:

GAMCO Asset Management Inc. ("GAMCO") previously advised you of its intention to nominate Gary Sugarman for election as a Director of Telephone and Data Systems, Inc. ("TDS"), by letter dated February 17, 2009. GAMCO hereby notifies TDS that GAMCO intends to nominate for election as Directors of TDS the following additional individuals:

Clarence A. Davis
Vincent D. Enright
Jack Liebau

Biographical information regarding each of these three nominees, as well as written consent letters are enclosed.

GAMCO currently is the beneficial owner of approximately 1,992,546 shares of the special common stock of TDS, representing 3.6% of the outstanding special common shares. GAMCO also currently is the beneficial owner of approximately 3,141,754 shares of the common stock of TDS, representing 5.9% of the outstanding common shares.

GAMCO strongly supports the nomination of each of these three individuals for election to the Board of Directors of TDS at its 2009 Annual Meeting of Shareholders.

We are not aware of any business relationships between any of these three individuals and TDS, directly or indirectly, and we believe that each one would qualify under applicable rules as an independent director.

There are no arrangements or understandings between GAMCO and any of these three nominees or other persons pursuant to which they are being recommended by GAMCO. Mr. Davis is a Director of two of the Gabelli funds, and Mr. Enright is a Director/Trustee for a number of the funds.

This letter and all attachments hereto are submitted in a good faith effort to satisfy TDS's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate each of these three individuals, as well as Mr. Sugarman, to serve as a director of TDS and it intends to continue to own the shares of TDS through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

CLARENCE A. DAVIS

Age:	66
Address:	7 Hibernia Road Savannah, GA 31411
Principal Occupation:	Retired C.O.O. of American Institute of Certified Public Accountants. Chairman, Nestor, Inc. (software solutions company) (NASDAQ: NEST) since 2007. Former Chief Operating Officer (2000-2005) and Chief Financial Officer (1999-2000) of the American Institute of Certified Public Accountants. Operated Clarence A. Davis Enterprises, Inc. (financial and organizational consulting firm) from 1990 through 1998.
Other Directorships:	Gabelli Global Deal Fund Gabelli SRI Fund

VINCENT D. ENRIGHT

Age:	64
Address:	969 Springfield Avenue New Providence, NJ 07974
Principal Occupation:	Former Senior Vice President and Chief Financial Officer – KeySpan Corp. (1994-1998).
Other Directorships:	Echo Therapeutics, Inc. Various open-end and closed-end funds within the GAMCO/Gabelli Funds complex.

F. JACK LIEBAU, JR.

Age:	45
Address:	301 East Colorado Blvd. Suite 810 Pasadena, CA 91101
Principal Occupation:	President and Founder – Liebau Asset Management Company (since 2003). Former Partner and Portfolio Manager – Primecap Management Company; Co-Manager – Vanguard Primecap Fund (1986-2003). Former Equity Analyst (Media and Entertainment) – Capital Research Company (1984-1986).
Other Directorships:	Media General, Inc. (since 2008). Kidspace Children's Museum Edwin Gregson Foundation

February 19, 2009

Kevin C. Gallagher
Vice President and Corporate Secretary
TDS Corporate Headquarters
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602

Re: Director Nomination

Dear Mr. Gallagher:

I understand that GAMCO Asset Management Inc. has nominated me for election to the Board of Directors of Telephone and Data Systems, Inc. ("TDS"). I hereby consent to being named as a nominee in TDS's proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Clarence A. Davis

February 19, 2009

Kevin C. Gallagher
Vice President and Corporate Secretary
TDS Corporate Headquarters
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602

Re: Director Nomination

Dear Mr. Gallagher:

I understand that GAMCO Asset Management Inc. has nominated me for election to the Board of Directors of Telephone and Data Systems, Inc. ("TDS"). I hereby consent to being named as a nominee in TDS's proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,

Vincent D. Enright

February 19, 2009

Kevin C. Gallagher
Vice President and Corporate Secretary
TDS Corporate Headquarters
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602

Re: Director Nomination

Dear Mr. Gallagher:

I understand that GAMCO Asset Management Inc. has nominated me for election to the Board of Directors of Telephone and Data Systems, Inc. ("TDS"). I hereby consent to being named as a nominee in TDS's proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



F. Jack Liebau, Jr.